                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                               AMENDMENT NO. 1 TO
                                   SCHEDULE TO
                                 (RULE 14d-100)
         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          CLASSIC VACATION GROUP, INC.
                       (Name of Subject Company (Issuer))

                           CVG ACQUISITION CORPORATION
                                    (Offeror)

                               CVG INVESTMENT LLC
                           THREE CITIES FUND III, L.P.
                        THAYER EQUITY INVESTORS III, L.P.
                          (Names of Offeror affiliates)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    18273V103
                      (CUSIP Number of class of securities)



       J. WILLIAM UHRIG                               WITH COPIES TO:
  CVG ACQUISITION CORPORATION                     DAVID W. BERNSTEIN, ESQ.
C/O THREE CITIES RESEARCH, INC.              CLIFFORD CHANCE ROGERS & WELLS LLP
      650 MADISON AVENUE                              200 PARK AVENUE
   NEW YORK, NEW YORK 10022                    NEW YORK, NEW YORK 10166-0153
        (212) 838-9660                                 (212) 878-8000

  (Name, Address and Telephone No. of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)                    AMOUNT OF FILING FEE(2)
$660,996.90                                 $132

(1) Calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, solely for purposes of computing the filing fee; based upon the tender offer price of $0.15 cash per share and 4,406,646 shares of common stock outstanding and not already owned by Offeror group immediately prior to the expiration of the tender offer.

(2)  Previously paid.

     [ ] Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the offsetting fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:                                    Filing Parties:
                             --------------------------                      ---------------------------
Form or Registration No.:                                  Date Filed:
                             --------------------------                      ---------------------------

     [ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]   third-party tender offer subject to Rule 14d-1.

         [ ]   issuer tender offer subject to Rule 13e-4.

         [X]   going-private transaction subject to Rule 13e-3.

         [ ]   amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                         AMENDMENT NO. 1 TO SCHEDULE TO


         CVG Acquisition Corporation, a Delaware corporation (the "Purchaser"), hereby amends and supplements its Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the "Commission") on November 13, 2001 (the "Schedule TO"). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding common shares, $0.01 par value per share ("Shares"), of Classic Vacation Group, Inc., a New York corporation (the "Company"), that are not already owned by the Purchaser, CVG Investment LLC ("CVGI"), Three Cities Fund III, L.P. ("Three Cities"), GV Investment LLC ("GVI", which is wholly-owned by Three Cities and two related funds), or Thayer Equity Investors III, L.P. ("Thayer") at $0.15 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1) to the Schedule TO, and in the related Letter of Transmittal filed as Exhibit (a)(2) to the Schedule TO.


SCHEDULE TO


         The Schedule TO is supplemented and/or amended as provided below.


Item  8.  Interest in Securities of the Subject Company.

            Item 8 of the Schedule TO is supplemented to add the following information:

            Frederic V. Malek owns 19,050 Shares. Daniel A. Raskas owns 35,740 Shares, which includes 5,000 Shares that Mr. Raskas may acquire upon exercise of options. TC Co-Investors, LLC, an affiliate of Thayer, owns 86,122 Shares. Each of such holdings represents less than 1% of the outstanding Shares.


Item 12.  Exhibits.

            Item 12 of the Schedule TO is amended to file a Supplement to Offer to Purchase as Exhibit (a)(6):


            (a)(6) Supplement to Offer to Purchase

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Date: November 21, 2001

                                      CVG ACQUISITION CORPORATION


                                      By:    /s/   Jeanette Welsh
                                         ---------------------------------------
                                             Name:    Jeanette Welsh
                                             Title:   Secretary, Treasurer



                                             CVG INVESTMENT LLC

                                      By:    /s/   Jeanette Welsh
                                         ---------------------------------------
                                             Name:    Jeanette Welsh
                                             Title:   Secretary, Treasurer


                                             THREE CITIES FUND III, L.P.
                                             By:      TCR Associates III, L.L.C.
                                             its general partner


                                      By:    /s/   Willem de Vogel
                                         ---------------------------------------
                                             Name:    Willem de Vogel
                                             Title:   President



                                             THAYER EQUITY INVESTORS III, L.P.
                                             By:      TC Equity Partners, L.L.C.
                                             its general partner


                                      By:    /s/   Frederic V. Malek
                                         ---------------------------------------
                                             Name:    Frederic V. Malek
                                             Title:   Member



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
                                 Exhibit Index

(a)(6)   Supplement to Offer to Purchase



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